TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

September 6, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release dated September 3, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: M. Kohut, Trilogy Energy Ltd.

TRILOGY ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

blue mountain energy ltd

BLUE MOUNTAIN ENERGY LTD.
Calgary, Alberta

September 3, 2006

NEWS RELEASE: TRILOGY ENERGY TRUST AND BLUE MOUNTAIN ENERGY LTD. ANNOUNCE ACQUISITION AGREEMENT TO IMPLEMENT SUPERIOR PROPOSAL

Trilogy Energy Trust (collectively with its affiliates "Trilogy") (TSX – TET.UN) and Blue Mountain Energy Ltd. ("Blue Mountain") (TSX - GAS) announce that Trilogy Energy LP and Blue Mountain have entered into a Pre-Acquisition agreement (the "Acquisition Agreement") providing for the acquisition (the "Acquisition") by Trilogy of all of the issued and outstanding common shares of Blue Mountain (including any Blue Mountain shares issued on the exercise of outstanding options or warrants prior to the expiry time of the Acquisition) ("Blue Mountain Shares") for $5.50 cash per share. The Acquisition will be completed either by way of a take-over bid or a plan of arrangement under the *Business Corporations Act* (Alberta).

The Acquisition has the unanimous support of the board of directors of both Blue Mountain and Trilogy. The board of directors of Blue Mountain has concluded, based on advice from its financial advisor, Acumen Capital Partners ("Acumen"), that the Acquisition is in the best interests of its shareholders and recommends that Blue Mountain shareholders tender their shares to the offer to be made by Trilogy (if the Acquisition is to be made by way of a take-over bid) or vote in favour of the plan of arrangement (if the Acquisition is to be implemented by this means). Directors and officers of Blue Mountain, holding approximately 13.4% of the common shares of Blue Mountain (calculated on a diluted basis), have agreed to enter into lock-up agreements whereby they will agree to either tender their shares to the offer to be made by Trilogy (if the Acquisition is to made by way of a take-over bid) or vote in favour of the plan of arrangement (if the Acquisition is to be implemented by this means). Acumen has provided the board of directors of Blue Mountain with its opinion that the consideration to be received by shareholders of Blue Mountain pursuant to the transaction is fair, from a financial point of view.

On August 4, 2006, Diamond Tree Energy Ltd. ("Diamond Tree") mailed an offer (the "Diamond Tree Offer") to purchase all of the outstanding common shares of Blue Mountain (including any Blue Mountain shares issued on the exercise of outstanding options or warrants prior to the expiry time of the Diamond Tree Offer) on the basis of 0.90 of a Diamond Tree common share for each Blue Mountain share. The board of directors of Blue Mountain has received the advice of Acumen that the Acquisition would result in a transaction financially superior to the holders of Blue Mountain shares than the Diamond Tree Offer.

After receiving advice from Acumen and its legal advisors, the board of directors of Blue Mountain unanimously recommends that: (i) shareholders tender their shares to the Acquisition (if the Acquisition is to be made by way of a take-over bid) or vote in favour of the plan of arrangement (if the Acquisition is to be implemented by this means); and (ii) reject the Diamond Tree Offer and not tender their shares to the Diamond Tree Offer.

If shareholders have already tendered to the Diamond Tree Offer, the board of directors of Blue Mountain recommends that shareholders withdraw their shares immediately.

In accordance with the terms of the pre-acquisition agreement (the "Diamond Tree Pre-Acquisition Agreement") between Diamond Tree and Blue Mountain dated July 16, 2006, Blue Mountain was required to provide Diamond Tree with 48 hours advance notice of any decision by Blue Mountain's board of directors to accept, recommend, approve or enter into an agreement to implement the Acquisition. Diamond Tree has provided Blue Mountain with a notice and waiver wherein it has confirmed that: (i) it will not be seeking to negotiate adjustments to the Diamond Tree Pre-Acquisition Agreement and the Diamond Tree Offer to adjust the Diamond Tree Offer to provide consideration of equal or greater value than as proposed by the Acquisition; and (ii) has waived Blue Mountain's obligations to wait 48 hours to approve the Acquisition. In connection therewith, Diamond Tree and Blue Mountain have terminated the Diamond Tree Pre-Acquisition Agreement and Blue Mountain has paid $5,000,000 to Diamond Tree in satisfaction of the non-completion fee contemplated thereby (the "Diamond Tree Non-Completion Fee").

The Acquisition Agreement contains a non-completion fee in the amount of $5 million, which is payable by either party in certain circumstances if the Acquisition is not completed. The Acquisition Agreement also provides that Trilogy will be responsible to reimburse Blue Mountain for the Diamond Tree Non-Completion Fee in certain circumstances if the Acquisition does not proceed. The completion of the Acquisition is subject to certain conditions, including receipt of all required regulatory approvals. A take-over bid circular (if the Acquisition is to be made by way of a take-over bid) or an information circular (if the Acquisition is to be implemented by a statutory plan of arrangement) is anticipated to be mailed to Blue Mountain shareholders later in September 2006.

The total cost of the Acquisition is estimated to be $142,000,000. Trilogy is financing the Acquisition with its existing credit facilities and a new six month credit facility in the amount of $100,000,000.

Blue Mountain's current production is approximately 2,100 Boe/d, over 70% of which is natural gas, with an additional 600 Boe/d of production tested capacity at the tie-in

stage. At July 31, 2006 Blue Mountain had $11.6 million in debt, including working capital deficiency.

Trilogy believes the acquisition of Blue Mountain represents an excellent opportunity to add value for its unitholders. The transaction is expected to be immediately accretive to cash flow per unit. The transaction metrics with respect to the Acquisition are $54,000 per flowing Boe/d, and $26.22 per Boe of proved plus probable reserves, net of estimated land and seismic value.

Trilogy has employed a strategy of developing tight gas reservoirs in the deep basin area of Alberta. The acquisition of Blue Mountain will support this strategy and will be complimentary to the recent acquisition of Redsky Energy Ltd. in March of this year. The assets have a strong production and reserve base with a significant amount of value that is currently behind pipe and in undeveloped acreage. Trilogy will continue to develop the Blue Mountain assets and evaluate additional acquisition opportunities in the Grand Prairie region with a view to continuing to grow this area into a significant core operating area for Trilogy.

BMO Capital Markets acted as financial advisor to Trilogy for the Acquisition.

For further information please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
M.G. (Mike) Kohut, Chief Financial Officer
J.B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust.
4100, 350 - 7th Avenue SW
Calgary, Alberta T2P 3N9
Telephone: (403) 290-2900
Fax: (403) 263-8915

Dale T. Joynt, Chief Financial Officer
Blue Mountain Energy Ltd.
Calgary, Alberta T2P 3C4
Telephone: (403) 262-4316
Fax: (403) 263-0303

Forward-Looking Statements Advisory

This news release contains statements concerning the reserves and production of Blue Mountain and metrics calculated pursuant thereto, the assets and prospects of Blue Mountain (including the value of its reserves that are not currently tied in to production facilities and its undeveloped land base), Trilogy's potential ability to sustain or increase production from Blue Mountain's lands, the effect of the acquisition on Trilogy's cash flow per unit, the estimated total cost of the Acquisition, the mailing date of the circular to be provided to Blue Mountain shareholders, the recommendation of the Board of Directors of Blue Mountain for Blue Mountain shareholders to either tender their shares to the offer to be made by Trilogy (if the Acquisition proceeds by way of a formal take over bid) or to vote in favour of the plan of arrangement (if the Acquisition proceeds by way of a statutory arrangement). Some or all of these statements may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Such assumptions include, among other things: oil and gas

prices remaining relatively consistent with their current prices, Trilogy obtaining drilling success consistent with expectations, regulatory approvals being obtained and estimated timelines being met when expected, the Acquisition being completed on the terms and conditions provided for in the Acquisition Agreement and Trilogy being able to successfully integrate the assets and operations of Blue Mountain with its own.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: volatility of oil and gas prices, fluctuations in currency and interest rates, product supply and demand, risks inherent in Trilogy's operations, imprecision of resource estimates, Trilogy's ability to access external sources of debt and equity capital, Trilogy's ability to enter into or renew leases, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration, development and drilling, imprecision in estimates of future production capacity, Trilogy's ability to secure adequate access to processing facilities or product transportation systems, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary regulatory approvals, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Oil and Gas Advisory

This press release contains disclosure expressed as "Boe" and "Boe/d". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.